Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Heidi E. Mayon

tel 415.983.1021

heidi.mayon@pillsburylaw.com

March 29, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:  Pamela Long

Assistant Director

RE:	Renewable Energy Group, Inc.
Registration Statement on Form S-3
Filed February 25, 2013
File No. 333-186822

Dear Ms. Long:

REG Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 8, 2012. Set forth below are the Registrant’s responses to the Staff’s comments along with the revised disclosure the Registrant intends to appropriately include in its final prospectus filed pursuant to Rule 424(b). The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Selling Stockholders, page 21

1.

We note that you have provided limited information about the selling stockholders. In some cases, you have not identified the selling stockholders, and you have not provided the information required by Item 507 of Regulation S-K that you refer to in the third set of bullet points on page 21. Your disclosure indicates that you intend to provide this information by prospectus supplement. Please note that Rule 430B, which allows issuers to omit this information at effectiveness and provide it by supplement, is only available to issuers with a public float of more than $75 million. As it does not appear that you meet this requirement, please provide all of the

March 29, 2013

information that Item 507 requires. To the extent that the information regarding any particular selling stockholders is not known or reasonably available, then you should refer to those stockholders in a generic manner by identifying the initial transaction in which the shares were sold. Since you appear to be registering shares for resale by stockholders who purchased in a number of different transactions, you should also disclose the number of shares attributable to the unnamed stockholders from each different transaction. You must then file a post-effective amendment, as opposed to a prospectus supplement, to add the formerly unnamed selling security holders. Please see Securities Act Rules C&DI 220.03 for guidance.

Response: The Company respectfully notes that as of the date hereof, and February 25, 2013, the Company’s public float is well in excess of $75 million. As of March 18, 2013, the Company had 30,590,062 shares of Common Stock outstanding, of which 22,670,363 were held by non-affiliates. On March 28, 2013, the closing sale price of the Company’s Common Stock as traded on the Nasdaq Global Select Market was $8.09 shares resulting in a public float of approximately $180.0 million. As such, the Company respectfully submits it has excluded the information required by Item 507 of Regulation S-K as provided for in Rule 430B.

Undertakings, page 11-2

2.	We note that the undertakings under paragraph (4) are those for companies doing offerings under Rule 430B. As noted above, it appears that you may not rely upon Rule 430B. Please revise to include the undertakings for companies doing offerings under Rule 430C.

Response: The Company respectfully refers the Staff to its response to comment 1 above. Because the Company has a public float of $180 million and is relying on Rule 430B, the Company has not included the undertakings for companies doing offerings under Rule 430C.

Legal Opinion

3.	We note that you are registering the offering of rights in addition to the other securities covered in your fee table. Please file a revised legality opinion that covers the rights. Counsel should opine that the rights are the company’s binding obligation. Please see Staff Legal Bulletin No. 19 at 11B.1.f.

Response: Counsel has revised its opinion in response to the Staff’s comment and filed such revised opinion herewith.

March 29, 2013

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-1021.

Very truly yours,

/s/ Heidi E. Mayon

Heidi E. Mayon

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone